Exhibit 99.1

Uranium Royalty Corp. Acquires Additional Royalty on the Lance Uranium Project in Wyoming, USA

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated August 18, 2021 to its short form base shelf prospectus dated June 16, 2021.

Vancouver, British Columbia, Canada, April 1, 2022 – Uranium Royalty Corp. (NASDAQ: UROY, TSX-V: URC) (“URC” or the “Company”) is pleased to announce that it has acquired an additional 1% gross revenue royalty interest on the Lance In-Situ Recovery (“ISR”) Uranium Mine in Wyoming, USA operated by Strata Energy Inc. (“Strata”), a wholly owned subsidiary of Peninsula Minerals Limited (“Peninsula”).

Highlights

●	Near-term production potential: The Lance ISR Uranium Mine is a fully licensed mine, with Peninsula currently undertaking an updated feasibility study in preparation for a full re-start of ISR production. Mine production was idled in 2019 as the operator initiated a transition to a low-Ph mining method, but the project has been producing uranium in limited amounts during the test mining phase.

●	Additional exposure to U.S. uranium production: Provides URC with additional exposure to potential U.S. derived uranium production.

●	The royalty is a 1% gross revenue royalty interest: The royalty covers the entirety of the current permitted project area and expands upon URC’s existing 4% gross revenue royalty on portions of the Lance Project. It is applicable to all uranium and related minerals from the project area.

The royalty was acquired from an existing royalty holder and the consideration paid by the Company was US$1.25 million in cash.

Scott Melbye, Chief Executive Officer of URC stated: “URC couldn’t be more pleased with the addition of this comprehensive, near-term cash-flowing royalty on the Lance Project. We have great confidence in Peninsula’s management and technical teams to be able to bring this competitive asset into full production as one of the early movers, taking advantage of improving uranium markets. We look forward to the updated feasibility study recently announced by Peninsula.”

Mr. Melbye continued: “As the global nuclear fuel industry reassesses strategic and geopolitical risk, the value of American ISR uranium production in a resource-friendly state like Wyoming cannot be underestimated. As a result, we believe uranium projects in North America that are not only fully permitted and licensed, but free of control or influence from Russia and China, will attract stronger premiums as a result of the current geopolitical climate.”

The Project

The Lance Project is an ISR uranium project located on the north-east flank of the Powder River Basin in Wyoming, USA and is comprised of approximately 38,416 acres of mixed surface and mineral right holdings including private access agreements as well as state and federal mining claims. In its annual report for the year ended September 31, 2021, Peninsula disclosed a JORC resource comprised of measured and indicated resources of 15.8 Mlbs at an average grade of 494 ppm U3O8 and inferred resources of 37.8 Mlbs at an average grade of 474 ppm U3O8 for the Lance Project. The estimate was disclosed as at December 31, 2020.

The project was licensed and constructed by Strata and commenced commercial operations in 2015. From September through December of 2018, Peninsula made a series of announcements outlining the proposed transition to low-pH mining, including suspending most of the alkaline-based production in order to reduce cash expenditures. By July 2019, Peninsula announced that it had determined to idle alkaline-based production activities and focus on completion of a low-pH field demonstration.

On February 26, 2021, Peninsula announced an update on its low-pH field demonstration activities at the project. Peninsula disclosed that the company initiated a field demonstration in August 2020 in a previously unmined area of Mine Unit 1 (MU1A) with the primary objective being to confirm the optimal operating conditions for the project. On March 28th, 2022, Peninsula announced that it was commencing an update to its 2018 Low-Ph ISR Feasibility Study, incorporating results and conclusions from Peninsula’s technical de-risking activities, including the recently completed MU1A Field Demonstration.

About Uranium Royalty Corp.

Uranium Royalty Corp. is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the Nasdaq. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon-free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact:	Corporate Office:
Scott Melbye – Chief Executive Officer	1030 West Georgia Street, Suite 1830,
Email: smelbye@uraniumroyalty.com	Vancouver, BC, V6E 2Y3
Phone: 604.396.8222
Investor Relations:
Toll Free: 1.855.396.8222
Email: info@uraniumroyalty.com
Website: www.UraniumRoyalty.com

Note on Technical Disclosure

Darcy Hirsekorn, the Company’s Chief Technical Officer, has supervised the preparation of and reviewed the technical information contained in this presentation. He holds a B.Sc. in Geology from the University of Saskatchewan, is a qualified person as defined in National Instrument 43-101 and is registered as a professional geoscientist in Saskatchewan.

Except where otherwise stated, the Company’s disclosure herein relating to the Lance ISR Uranium Mine has been derived from Peninsula’s annual report for the year ended September 31, 2021, as well as information disclosed in Peninsula’s ASX announcement dated March 28, 2022, titled “Updated Lance Feasibility Study Underway Following Analysis of MU1A Field Demonstration Results”. As a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information. In addition, such publicly available information may relate to a larger property area than that covered by the Company’s interests.

The mineral resource disclosure contained herein regarding the Lance Project was prepared by Peninsula under the 2012 Edition of the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC 2012), which differs from the requirements of Canadian National Instrument 43-101 (“NI 43-101”) and U.S. securities laws. Unless otherwise indicated, the technical and scientific disclosure contained or referenced herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission applicable to U.S. domestic issuers Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Forward Looking Statements

Certain statements in this news release may constitute “forward-looking information”, including those regarding the Company’s expectations regarding the Lance ISR Uranium Mine, uranium markets, and statements regarding the plans and expectations of the project operator. Forward-looking information includes statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, risks inherent to royalty companies, uranium price volatility, risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

Neither the TSX Venture Exchange (the “TSX-V”) nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.